UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number 333-65423

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NA

PART I — REGISTRANT INFORMATION
Full Name of Registrant: Equitable Financial Life Insurance Company of America
Former Name if Applicable: N/A
Address of Principal Executive Office (Street and Number): 525 Washington Boulevard
City, State and Zip Code: Jersey City, New Jersey 07310

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Equitable Financial Life Insurance Company of America (the "Company") is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 ("Quarterly Report") within the prescribed time period. The Company requires additional time to finalize its financial statements and disclosures related to the reinsurance agreement entered into with its affiliate, Equitable Financial Life Insurance Company, a New York domiciled insurance company, effective April 1, 2023.

The Company expects to file its Quarterly Report on or before August 21, 2023, the first business day on or following the fifth calendar day following the prescribed due date for the Form 10-Q, consistent with Rule 12b-25 and Rule 0-3.

Forward-Looking Statements

The Company's expectations regarding the timing of the filing of its Quarterly Report are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company's or its independent registered public accounting firm's inability to complete the work required to file the Quarterly Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company's previously reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 and in its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William Eckert	(212)	554-1234
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements included in the Company’s Form 10-Q filing are expected to include the results of the reinsurance transaction, which will be reflected in our unaudited interim statement of operations, representing a change from the corresponding period in the last fiscal year. We are unable to estimate the impact as the preparation of our financial statements is still in progress.

Equitable Financial Life Insurance Company of America
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2023
	By:	/s/ William Eckert
		Name:	William Eckert
		Title:	Chief Accounting Officer (Principal Accounting Officer)